AB 4/4

MR

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

SECURITIES AND EXCHANGE COMMISSION

12014433

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400
(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Navolanic (336) 288-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 10345	Greensboro	NC	27404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.a. 3/30

OATH OR AFFIRMATION

I, Joseph E. Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Navolanic
Signature

President
Title

Anne Hunter Nelson
Notary Public

NOTARY PUBLIC
ANNE HUNTER NELSON
GUILFORD COUNTY, NC
My Commission Expires July 25, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (p) Independent Auditor's report on applying agreed-upon procedures.

BRESLOW STARLING
Certified Public Accountants

Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2011

Breslow Starling Frost Warner Boger Hiatt, PLLC

Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2011

BRESLOW STARLING

Certified Public Accountants

INTERCAROLINA FINANCIAL SERVICES, INC.

December 31, 2011

Table of Contents

Independent Auditors' Report

To Board of Directors and Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. ("the Company") as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercarolina Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC
Certified Public Accountants
February 15, 2012

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash	$ 65,872
Deposit with Clearing Organizations	15,000
Accounts Receivable:	
Commissions - Clearing Broker	31,869
Commissions and Fees - Mutual Fund and Annuity Companies	157,220
Stockholders and Brokers	9,856
Securities Owned:	
Not Readily Marketable, at Estimated Fair Value	1,700
Prepaid Items	6,577
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $36,784	13,526
TOTAL ASSETS	**$ 301,620**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 151,003
Accounts Payable, Accrued Expenses and Other Liabilities	20,091
TOTAL LIABILITIES	**171,094**
Stockholders' Equity	
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)	1,338
Additional Paid-in Capital	48,518
Retained Earnings	80,670
TOTAL STOCKHOLDERS' EQUITY	**130,526**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 301,620**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions and Fees	$ 2,855,890
Interest	1,208
TOTAL REVENUES	**2,857,098**
Expenses	
Commissions	2,382,778
Officers' Salaries	117,144
Employees' Compensation	115,742
Payroll Taxes and Fringe Benefits	19,183
Occupancy	87,715
Regulatory and Exchange Fees	21,142
Office	41,797
Legal and Accounting	41,999
Taxes and Licenses	2,844
Other	7,752
Less Amounts Allocated to Brokers	(140,417)
TOTAL EXPENSES	**2,697,679**
NET INCOME	**$ 159,419**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2011	$ 1,338	$ 48,518	$ 58,296	$ 108,152
Net Income	0	0	159,419	159,419
Dividends Paid	0	0	(137,045)	(137,045)
Stockholders' Equity December 31, 2011	$ 1,338	$ 48,518	$ 80,670	$ 130,526

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2011

Balance, January 1, 2011	**$**	**0**
Increases (Decreases), 2011		**0**
Balance, December 31, 2011	**$**	**0**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flow from Operating Activities:	
Net Income	$ 159,419
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	1,620
Increase (Decrease) in Operating Assets:	
Receivables from Clearing Broker and Mutual Fund and Annuity Companies	4,245
Other Receivables	(3,951)
Prepaid Items	(421)
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(3,804)
Net Cash Provided by Operating Activities	**157,108**
Cash Flows from Investing Activities	
Stockholder Loans - Net	7,804
Purchases of Property and Equipment	(4,642)
Net Cash Provided by Investing Activities	**3,162**
Cash Flows from Financing Activities:	
Dividends Paid	(137,045)
Net Cash Used by Financing Activities	**(137,045)**
Net Increase in Cash	**23,225**
Cash at Beginning of Year	**42,647**
Cash at End of Year	**$ 65,872**

Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 0

The accompanying Notes are an integral part of these Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory businesses.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - Management considers accounts receivable to be fully collectible therefore no allowance for doubtful accounts is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,620 in 2011.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Compensated Absences - Employees of the Company are entitled to paid sick and vacation days depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Deposits Held In Financial Institutions - The Company maintains its cash balances in one financial institution located in Greensboro, North Carolina. The non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2011. The interest-bearing accounts are insured by the FDIC up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2011.

Subsequent Events - Subsequent events have been evaluated through February 15, 2012, which is the date the financial statements were available to be issued.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment representing less than 1% of the issued common stock of an untraded company. This investment is valued at cost, which approximates management's estimate of fair value.

NOTE 3 - Commitments and Contingencies

The Company leases its Greensboro office under an operating lease agreement. Office equipment is leased on a month-to-month basis. Rent expense for the year ended December 31, 2011 was $30,468. At December 2011, future minimum lease obligations are as follows:

2012	$ 24,624
2013	18,738
Total future minimum lease payments	$ 43,362

NOTE 4 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $2,500 as of December 31, 2011.

NOTE 5 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2011.

NOTE 6 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

(Continued)

NOTE 6 - Income Taxes (Continued)

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2008.

NOTE 7 - Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(Continued)

NOTE 7 - Fair Value Measurement (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	*Level 2*	*Level 3*	*Total*
Cash and short-term investments	$ 65,872	$ 0	$ 0	$ 65,872
Securities owned:				
Equities	0	0	1,700	1,700
Totals	$ 65,872	$ 0	$ 1,700	$ 67,572

NOTE 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $94,296, which was $82,884 in excess of its required net capital of $11,412. The Company's ratio of aggregate indebtedness to net capital was 1.81 to 1 at December 31, 2011.

Intercarolina Financial Services, Inc.
Schedule I
Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2011

Net Capital	
Total stockholders' equity qualified for Net Capital	$ 130,526
Subordinated Borrowings	0
Total capital and allowable subordinated liabilities	130,526
Deductions and/or Charges:	
Non-allowable assets:	
Certain pending commissions	4,571
Receivables from stockholders and brokers	9,856
Securities not readily marketable	1,700
Property and equipment, net	13,526
Prepaid Items	6,577
	36,230
Net Capital	$ 94,296
Aggregate Indebtedness	
Total aggregate indebtedness included in Statement of Financial Condition	$ 171,094
Ratio of aggregate indebtedness to net capital	1.81
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 11,412
Minimum dollar net capital requirement	$ 5,000

Intercarolina Financial Services, Inc.
Schedule I
Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II FOCUS report: (unaudited)	$	76,874
Audit Adjustments:		
Commissions earned at December 31, 2011 but not received until January 2011 and other receivable and payable adjustments net of related commission payable		17,422
Net Capital, as reported on previous page	$	94,296

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3

To the Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

In planning and performing our audit of the financial statements of Intercarolina Financial Services, Inc. ("the Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ▪ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ▪ Fax: 336-292-6885 ▪ www.breslowstarling.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2012

BRESLOW STARLING

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Intercarolina Financial Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the Company's general ledger and check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reports in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the Company's general ledger and supporting underlying documentation noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers to the Company's general ledger and underlying documentation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2012

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com